Exhibit 99.59

ASX Market Announcement

Improved Clinical Colorectal Cancer Risk Prediction Model Integrating Polygenic Risk Presented at ASCOGI Cancer Symposium

Melbourne, Australia, 24 January 2023: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”, “GTG”) – a global leader in genomics-based tests in health, wellness and serious disease – is pleased to announce a poster presentation by Dr Erika Speath at the prestigious American Society of Clinical Oncology Gastroenterology Cancer Symposium in San Francisco last weekend. The Poster titled “Improvement of a clinical colorectal cancer risk prediction model integrating polygenic risk” was authored by GTG’s Science Team including Erika Spaeth, Aviv Gafni, Richard Allman and Gillian Dite.

Highlights:

●	The poster demonstrates improved performance, identifying patients at risk of developing colorectal cancer by expanding number of SNPs from 45 to 144
●	The patients in the top risk category showed a 27% improvement compared with the 45 SNP geneType model
●	The improved performance was consistent across multiple genetic ancestries, greatly improving the utility of the test leading to increased surveillance in high risk patients.
●	The poster builds on an earlier publication by GTG that validated the geneType model, focusing on its’ ability to stratify patients at higher risk of developing one of the world’s most common cancers

The poster demonstrated a significant improvement in predicting a patient’s risk of developing colorectal cancer by expanding the number of genetic markers, commonly called Single Nucleotide Polymorphisms (SNPs) used as an important element of GTG’s geneType Risk Assessment Test for colorectal cancer

Colorectal cancer risk stratification can be crucial to improving screening and risk-reducing recommendations, and consequently does better than a one-size-fits-all screening regimen. Current screening guidelines in the UK, USA and Australia focus solely on family history and age for risk prediction. Unfortunately, the vast majority of the population do not have any hereditary or familial history and would remain unaware that they could be at elevated risk of developing colorectal cancer. GTG’s geneType Risk Assessment test is directly targeting this population to enable the early identification of colorectal cancer.

An earlier publication in 2021 by GTG’s science team titled “Ability of known colorectal cancer susceptibility SNPs to predict colorectal cancer risk: A cohort study within the UK Biobank” was an important validation of the geneType Risk Assessment test. The test uses 45 SNPs combined with family history offering a significant improvement in risk stratification particularly with the potential to be used in broad based population screening.

GTG’s Director of Clinical and Scientific Affairs, Dr Erika Spaeth noted “By expanding the panel of SNPs in our polygenic risk from 45 to 144 we are able to show a significant improvement in identifying patients in the top risk category. GTG is committed to continuous product improvement with the goal of positively impacting a patient’s screening and risk-reduction opportunities”.

Simon Morriss added “The health economics demonstrated by our geneType breast cancer risk assessment test Budget Impact Model provide a pathway to reimbursement for the company’s enhanced risk assessment test for colorectal cancer. The team at GTG continue to build a strong, relevant portfolio of risk assessment tests that enable patients, or those individuals with an increased risk of developing disease, navigate treatment options, implement disease prevention strategies and make lifestyle changes to reduce the risk of disease development.”

Genetic Technologies Limited	60-66 Hanover Street
www.genetype.com	Fitzroy Victoria 3065
info@gtglabs.com	Australia
ABN 17 009 212 328	+61 3 8412 7000

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Authorised for release by the board of directors of Genetic Technologies Limited.

Enquiries

Investor Relations

Adrian Mulcahy

Automic Markets

M: +61 438 630 411

E: adrian.mulcahy@automicgroup.com.au

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. A global leader in genomics-based tests in health, wellness and serious disease through its geneType and EasyDNA brands. GTG offers cancer predictive testing and assessment tools to help physicians to improve health outcomes for people around the world. The company has a proprietary risk stratification platform that has been developed over the past decade and integrates clinical and genetic risk to deliver actionable outcomes to physicians and individuals. Leading the world in risk prediction in oncology, cardiovascular and metabolic diseases, Genetic Technologies continues to develop risk assessment products. For more information, please visit www.genetype.com

Genetic Technologies Limited	60-66 Hanover Street
www.genetype.com	Fitzroy Victoria 3065
info@gtglabs.com	Australia
ABN 17 009 212 328	+61 3 8412 7000